FILED VIA EDGAR

July 21, 2004

Re:	BlackRock Funds (SEC File No. 811-05742)

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, NW

Washington, DC 20549-0803

Attn:  Laura Hatch

Ladies and Gentlemen:

We have received comments from Ms. Laura Hatch of the SEC Staff regarding the annual report to shareholders of BlackRock Funds (the “Fund”) for the fiscal year ended September 30, 2003. We have considered the comments and the responses of the Fund are set forth below.

For ease of reference, we have repeated each of the comments, followed by the Fund’s response. The headings below correspond to the headings as set forth in Ms. Hatch’s comments.

A.	Letter to Shareholders

SEC Comment:

Insufficient Discussion of Performance Comparison (N-1A, Item 5)—Each fund does not provide sufficient disclosure that explains the reason(s) that the Fund’s performance deviated from the performance results of its index for the one-year period. Except for the growth of $10,000 investment, the performance of the benchmark is not mentioned in the shareholder letters.

Response:

In accordance with the requirements of Item 5 of Form N-1A, each Portfolio of the Fund has included in its annual report a discussion of the factors that the Portfolio believes have materially affected the Portfolio’s performance during the most recently completed fiscal year, including relevant market conditions and the investment strategies and techniques used by the Portfolio’s investment adviser. In response to your comment, each Portfolio will expand its discussion of such factors in subsequent annual reports.

B.	Statement of Net Assets

SEC Comment:

Footnote (d) on the Statement of Net Assets for the Ohio Tax-Free Income Portfolio states that securities pledged as collateral for futures have a value of $701,028. However, the only security marked as collateral, Butler Cnty. Trans. Imp. Dist. Rev., Ser. 97A 6.00%, has a value of $694,824. Was there another security that should have been identified as collateral for futures contracts or should footnote (d) have stated that the value of the collateral was $694,824?

Response:

The disparity of values resulted from the practice of utilizing valuations included in broker provided confirms to state the market value of the collateral in the footnotes. The Portfolios and the brokers may utilize different pricing sources to value securities.

Prospectively, we will utilize each Portfolio’s valuation source when stating the value of collateral in the footnotes. Of course, we will continue our practice of monitoring the pricing of collateral by brokers to ensure reasonableness of the Portfolios’ valuations.

SEC Comment:

On the Statement of Net Assets, the Tax-Free Income Portfolio combines the net asset value and shares outstanding for the Institutional and Investor Class A shares. On the Statement of Net Assets, the Pennsylvania Tax-Free Income Portfolio combines the net asset value and shares outstanding for the Service and Investor A shares. On the Statement of Net Assets, the New Jersey Tax-Free Income Portfolio and the Ohio Tax-Free Income Portfolio combine the net asset value and shares outstanding for the Institutional, Service and Investor Class A shares. Pursuant to Regulation S-X 6-04, please disclose for each class of shares the number of shares outstanding and the dollar amount thereof.

Response:

Historically, when the net asset value of multiple share classes of a Portfolio is the same, the capital shares of each share class have been combined and the total value of the combined share classes has been reported. Conversely, when the net asset value of the share classes of a Portfolio differs, the respective share classes and their corresponding values have been presented separately.

In the future, class specific capital shares and their respective values will be presented separately.

C.	Statement of Operations

SEC Comment:

For multi-class funds, class specific expenses should be disclosed as separate line items on the Statement of Operations or they should be disclosed in the footnotes (AAG 5.29). The dollar amounts for the Service Plan fees and the Transfer Agency fees for each class are not disclosed in the statement of operations or the notes to the financial statements.

Response:

The terms, in basis points, of class specific expenses have been disclosed in the footnotes to Financial Statements. In the future, the specific dollar amounts of class specific expenses will be presented in the footnotes.

D.	Statements of Changes in Net Assets

SEC Comment:

The amounts of undistributed net investment income, accumulated investment loss, or accumulated distributions in excess of net investment income for each period presented must be disclosed parenthetically for each fund. (S-X 6-09 paragraph 7)

Response:

The Portfolio specific amounts for undistributed net investment income, accumulated investment loss or accumulated distributions in excess of net investment income (if any) for the period are presented in detail within the Notes to Financial Statements, footnote (E) as the components of net assets. In the future, we will continue to report this information in this manner, but will place a footnote indicator after the “Net Assets: End of period” line to provide appropriate cross-referencing of the data.

E.	Financial Highlights

SEC Comment:

The total returns on the financial highlights are different than the total returns in the Average Annual Total Return Tables in the Portfolio Summaries in the following cases:

Fund/Class	Annual Rtn Portfolio Summary	Annual Rtn Financial Highlights

Tax-Free Income Investor C	2.14%	2.05%
New Jersey Tax-Free Income Institutional	3.14%	2.80%
New Jersey Tax-Free Income Service	2.84%	2.50%
New Jersey Tax-Free Income Investor A	2.75%	2.32%
New Jersey Tax-Free Income Investor B	1.98%	1.55%
New Jersey Tax-Free Income Investor C	1.89%	1.47%
Delaware Tax-Free Income Institutional	2.63%	2.53%
Kentucky Tax-Free Income Institutional	3.36%	2.95%
Kentucky Tax-Free Income Service	3.15%	2.74%
Kentucky Tax-Free Income Investor A	2.87%	2.46%
Kentucky Tax-Free Income Investor B	2.11%	1.70%
Kentucky Tax-Free Income Investor C	2.10%	1.59%

Response:

The one-year performance numbers reflected on the Portfolio Summary for each of the Portfolios identified was footnoted to indicate that the performance indicated may differ from that reported in the Financial Highlights. The performance difference is due to a pricing adjustment made after September 30, 2003 but which relates to, and in the financial statements is reflected as having occurred during, the year ended September 30, 2003.

F.	Notes to the Financial Statements

SEC Comment:

Note D Capital Shares – Please explain the activity for the following share classes:

1.	Small Cap Growth Equity Portfolio Investor A Class had subscriptions of $272,707,262 and redemptions of $293,644,669 but net assets of the class were only $102,641,817 as of 9/30/03.
2.	European Equity Portfolio Investor C Class had subscriptions of $10,684,170 and redemptions of $11,153,989 but the net assets of the class were only $296,672 as of 9/30/03.
3.	International Equity Portfolio Investor C Class had subscriptions of $71,289,597 and redemptions of $72,344,017 but the net assets of the class were only $938,925 as of 9/30/03.
4.	Asia Pacific Equity Portfolio Investor C Class had subscriptions of $1,944,242 and redemptions of $1,937,162 but the net assets of the class were only $10,199 as of 9/30/03.

Response:

For the fiscal year ended September 30, 2003 there was significant undetected frequent trading in the above named share classes, which explains the discrepancy between the amount of subscriptions and redemptions and the net assets of each share class. BlackRock has attempted to prevent several of the brokers that traded in these share classes for the year ended September 30, 2003 from trading in the Fund as a result of their inappropriate trading activity (i.e., market timing and excessive short-term trading).

As a general matter, the Fund discourages inappropriate trading activity. The Fund implemented a 2% redemption/exchange fee with respect to its international equity Portfolios on December 5, 2001 in order to discourage frequent trading in Fund shares. BlackRock extended the redemption/exchange fee to the small cap and mid-cap equity Portfolios on March 1, 2003. Each of these Portfolios, except in certain circumstances disclosed in the Fund’s prospectuses, assesses and retains a fee of 2% of the current NAV, after excluding the effect of any contingent deferred sales charge, of the shares being redeemed/exchanged (other than those acquired through the reinvestment of dividends). This fee is for the benefit of the remaining shareholders of a Portfolio and is intended to discourage and/or minimize market timing and excessive short-term trading, to compensate for transaction and other expenses caused by frequent redemptions and exchanges, and to facilitate portfolio management.

In addition to the redemption fee, BlackRock actively monitors the Portfolios for inappropriate trading activity. BlackRock personnel conduct daily reviews for inappropriate trading activity. If BlackRock determines that a broker has engaged in inappropriate trading activity, it places the broker on a “prohibited list” to prevent further trading by the broker. Some brokers, including certain brokers trading in the above-listed Portfolios, took measures to avoid detection and to reenter the Fund after being placed on the “prohibited list.”

Since September 2003, the Fund has taken further steps to eliminate inappropriate trading activity in the Fund shares. BlackRock has expanded the team of personnel charged with the task of detecting and eliminating frequent trading activity. In addition, BlackRock has developed an automated process for screening inappropriate trading activity. BlackRock has also established a Trading Review Committee, which meets regularly and functions to oversee the process for detecting inappropriate trading activity and to further enhance the procedure for detecting inappropriate trading activity. The Fund has also begun regular reporting to the Fund’s Board of Trustees on its efforts to prevent inappropriate trading activity in the Fund.

In addition, with regard to the Portfolios identified above, the European Equity and Asia Pacific Equity Portfolios were closed as of June 30, 2004.

We believe that the above adequately responds to the comments of Ms. Hatch. Should you have any additional comments or concerns, please feel free to contact the undersigned at 212-409-3555.

Sincerely,

/s/    Paul Audet

Paul Audet

Treasurer

BlackRock Funds